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                                                                 Exhibit (a)(10)

               (Final 11-21-95, 10:00 a.m., San Francisco time)
               ------------------------------------------------

FOR IMMEDIATE RELEASE                                         November 21, 1995

PG&E ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER FOR PREFERRED STOCK

     San Francisco -- Pacific Gas and Electric Company announced today that, based on a preliminary count by the depositary, 7,228,374 shares (or 55.6 percent of the 13,000,000 shares outstanding before the tender offer) of various series of the Company's preferred stock have been tendered to the Company pursuant to its offer to purchase up to 12,610,000 shares for cash. The offer expired at 12:00 midnight, New York City time, November 20, 1995. There will be no proration of the shares offered for tender.

     On October 23, PG&E offered to purchase shares of three series of its preferred stock traded on the American and Pacific stock exchanges. Subject to final confirmation, the following shares have been tendered to the Company:
2,406,278 shares of its 7.44 percent Redeemable First Preferred Stock for a price of $25.85 per share (48.1 percent of the 5,000,000 shares outstanding before the tender offer), 1,548,962 shares of its 7.04 percent Redeemable First Preferred Stock for a price of $26.80 per share (51.6 percent of the 3,000,000 shares outstanding before the tender offer) and 3,273,134 shares of its 6 7/8 percent Redeemable First Preferred Stock for a price of $25.25 per share (65.5 percent of the 5,000,000 shares outstanding before the tender offer).

     The Company expects to pay for the tendered shares on November 28, 1995.